FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 1, 2013 entitled “AFP PROVIDA S.A. reports its results for the period ended December 31, 2012”

Item 1

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 2351 1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – March 1, 2013 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended December 31, 2012. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended December 31, 2012

GENERAL HIGHLIGHTS FOR THE YEAR 2012

Ü
In 2012, the Company recorded a profit of Ch$104,034.2 million, higher by Ch$25,179.2 million or 31.9% with respect to the profit recorded in the year 2011. The sustained increase in the recurring business was highlighted in this result, growing by Ch$9,040.1 million or 9.6% with respect to 2011. Additionally, the period recorded a better performance in mandatory investments, positively contributing Ch$17,984.8 million as compared to the last year.

Ü
The growth recorded by the recurring business (defined as revenues minus operating expenses composed by employee expenses, miscellaneous other operating expenses and life and disability insurance premium) was driven by higher revenues of Ch$10,469.5 million, boosted by increased fee income (Ch$13,055.5 million or 9.3%) as a consequence of a higher salary base recorded in the period. This evolution was accompanied by a lower growth in operating expenses (2,4% or Ch$1,429.4 million), which was mainly triggered by the costs incurred in the commercial plan aimed at reinforcing the leading position of the Company.

Ü
The non-operating result (components different from the recurring business and mandatory investments) grew Ch$5,948.7 million primarily due to: i) higher profits from associates (Ch$3,522.3 million), both local and foreign associates; ii) higher other non-operating revenues (Ch$1,851.7 million) due to the sale of real estate without operational use; and iii) higher financial income (Ch$ 1,363.3 million) given the fact that the higher cash generated from the recurring business was invested in deposits with higher interest rated than those ones of 2011.

Ü
Concerning income taxes, they recorded an increased expense of Ch$7,794.4 million or 44.0%, partly driven by higher profits before taxes, and the enforcement of the new law, in September 2012. The latter was explained by the maintenance of the tax rate in 20%, instead of a reduction to 18,5% for 2012 and 17% for 2013 thereon. The deferred taxes basically related to gains on mandatory investment considered as a long term obligation, and experienced an increase from 17.0% to 20% in connection with the long term tax rate. The latter was partially offset by the recognition of a deferred tax asset with a corresponding tax credit in profits, stemming from the classification of AFORE Bancomer in Mexico and AFP Horizonte Peru, as assets held for sale in the balance sheet in November 2012, resulting from the difference between the taxable and financial values of such investments.

Ü
Since Provida became the sole shareholder in AFP Génesis (Ecuador) Provida’s financial statements are consolidated with this associate, resulting in the recognition of lower profits of Ch$824.1 million or 26.4% as of December 2012 with respect to the result acknowledged last year.

Ü
As of December 31, 2012, Provida continues to lead the Chilean pension fund industry with a total of US$46,133.0 million of assets under management, equivalent to a market share of 28%. Also, Provida is a leader in terms of clients with an average portfolio of 3.4 million participants and 1.8 million of contributors as of December 2012, equivalent to market share of 38% and 35% respectively.

GENERAL HIGHLIGHTS FOR THE FOURTH QUARTER OF 2012

Ü
The fourth quarter of 2012 (4Q12) recorded a profit of Ch$28,789.5 million, higher by Ch$6,728.8 million or 30.5% with respect to the profit attained in the fourth quarter of 2011 (4Q11). This result was partly triggered by higher revenues of Ch$2,506.6 million due to increased fee income (Ch$3,506.8 million or 9.9%), as a result of the growth observed in the salary base of contributors. This increase was accompanied by a lower increase in operating expenses (2.2% or Ch$374.1 million).

Ü
Another significant contribution was made by higher gains from mandatory investments, recording a variation of Ch$2,249.0 million with respect to the gains recorded in the 4Q11. The latter since the weighted average nominal returns of pension funds in the 4Q12 was +2.82% that compares with the return of +1.92% recorded in the 4Q11.

Ü
Regarding the non-operating components, they were higher by Ch$1,659.2 million mainly attributable to superior other non-operating revenues (Ch$1,422.7 million) explained by the sale of real estate not being used by Provida.

Ü
Regarding income taxes, the period recorded a lower provision of Ch$688.1 million. The above was sustained driven by the reclassification effect of the associates AFORE Bancomer in Mexico and AFP Horizonte in Peru in November 2012, as assets available for sale. The latter generated a deferred tax credit arisen from the difference between the taxable and financial values of such investments.

Business Drivers	Dec-12	Market
		Share

Average number of affiliates	3,442,548	37.6%
Average number of contributors	1,796,516	34.8%
Average number of pensioners	605,041	37.4%

Average salary base (US$ Million)	1,658.7	28.4%
AUM (US$ Million)	46,133.0	28.5%
Average real return of Pension Fund (Cum. Dec12)	4.70%
Pension Fund Type A real return (Cum. Dec-12)	6.01%
Pension Fund Type B real return (Cum. Dec-12)	4.95%
Pension Fund Type C real return (Cum. Dec-12)	4.60%
Pension Fund Type D real return (Cum. Dec-12)	3.90%
Pension Fund Type E real return (Cum. Dec-12)	3.20%

Other Variables	Dec-12	Market
		Share

Average number of branches	59	27.8%
Average number of administrative employees	934	25.5%	(1)
Average number of sales agents	504	24.4%	(1)

(1) Market Share as of September, 2012

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE YEAR 2012

The monthly economic activity index (IMACEC) grew 4.7% in December 2012 as compared to the same month of last year, a figure that surpassed the market’s expectations. The sectors leading this increase were trade and services. According to BBVA Research’s estimations, the growth for 2012 would have been 5.6%.

Regarding foreign trade, trade balance accumulated a positive surplus of US$4,208.3 million as of December 2012, a 61% lower than the figure recorded in 2011. The latter due to a decrease in the exports and an increase in the imports amounts.

As of December 2012, exports accumulated US$78,812.8 million, a decrease of 3% as compared to 2011. This result was partly explained by the 3% decrease of mining products exports (which represent 62% of total exports), basically refined copper, given the reduction in the number of shipments and its lower price. Additionally, the period recorded a 5% decrease in non-mining exports (which account for 38% of total exports), mainly due to the lower exports of copper and manufactured articles (copper waste), given the reduction in shipments and price, adding lower exports of cellulose due to the fall of its price.

Likewise, imports totaled US$74,604.5 million, an increase of 6% compared to the same period of last year. This variation was explained by the growth of 8% in non-fuel imports (representing 78% of total imports), mainly related to machinery and mechanical appliances that increased 8%; electrical equipment and appliances with an increase of 11% and land vehicles that grew 5%.

In 2012, the Consumer Price Index (CPI) cumulated a variation of 1.5%. Such cumulative variation was mainly the outcome of rises recorded by Food and non-alcoholic beverages (4.7% with an effect of 0.89 p.p.), Restaurants and Hotels (8.4% with an effect of 0.37 p.p.), Education (4.5% with an effect of 0.27 p.p.) and Health (3.2% with an effect of 0.17 p.p.); which were partially offset by the decline recorded in Clothing and Footwear (-11.4% with an effect of -0.59 p.p.) and Recreation and culture (-1.8% with an effect of -0.13 p.p.).

Regarding the monetary policy rate, the Central Bank’s Board, at its meeting held on January 17, 2013, agreed to keep it at 5.0% annually. The Central Bank believes that although financial conditions are more favorable at external level, risks to fiscal and financial situation in the Eurozone remain high, and the fiscal risk in the United States, while moderated, remains relevant. Moreover, at local level, domestic activity has developed in line with estimates, while expectations of long-term inflation are well anchored to the target of the Central Bank. Finally, the statement mentions that future changes in the Monetary Policy Rate will depend on the implications of domestic and external macroeconomic conditions regarding the inflation perspectives.

In relation to the labor market, the mobile quarter October-December 2012 recorded an unemployment rate of 6.1%, lower by 0.1 percentage points with respect of the previous quarter and 0.5 percentage points in twelve months. With this figure, the average unemployment rate was 6.4% for 2012, lower by 0.7 p.p. with respect to the average of 2011 (7.1%).

In the average, the year 2012 recorded lower increases in labor force (1.1%) and occupation (1.9%) than the figures in 2011 (3.8% and 5.0%, respectively), as a result of full employment exhibited by the labor market.

By sectors, Education generated nearly 70,000 new jobs, the sector that led the increase in the year. It followed up the Mining sector (about 39,000 jobs), manufacturing (around 31,000 jobs) and construction (about 30,000 jobs). The sectors posted declines of employment in the year were Commerce (about 32,000 jobs), real estate and business (about 42,000 jobs) and Domestic Services (about 31,000 jobs).

In annual terms, the salaried employment category created 147,000 jobs (2.8%), explaining much of the job creation during the year, which amounted to 135,000 jobs. Likewise, the categories exhibiting declines in the period were self-employed category (-0.3%, about 3,900 jobs) and service personnel (-8.4%, about 40,000 jobs). This is consistent with a transfer from man power from these categories to the salaried category, given the increase in wages observed in the most dynamic sectors.

While the labor force increased during the year, so do the people who remain outside employment, mainly for study, retirement and pension reasons, leading to the maintenance of the share. Moreover, the discouraging factor decreased in line with the dynamism observed in the labor market and wages.

As reported in previous Press Releases, in May 2012, Banco Bilbao Viscaya Argentaria S.A. informed the market its intention to initiate a study of strategic alternatives for its mandatory pension business in Latin America, considering the sale of all or part of the AFPs in Chile, Colombia and Peru, and the Administradora de Fondos para el Retiro (Administrator of Retirement Funds) AFORE in Mexico.

As a consequence of the above mentioned, many subsequent events have occurred which main aspects are as follow:

August 2012

BBVA Inversiones Chile S.A. restructured its current society BBVA Servicios Corporativos Limitada by dividing it in two entities. One of them (BBVA Servicios Corporativos Dos Limitada), kept with most of the services related to the contract subscribed with AFP Provida S.A. on  December 31, 2009, as well as the personnel and facilities to render such services.

At the extraordinary meeting held on August 31, 2012, the Board of Directors of Provida approved the internalization of most of the support services subcontract to the related company BBVA Servicios Corporativos Limitada on December 31, 2009. The internalization of these services took place as follows:

(i)
The acquisition of 100% of the company rights of BBVA Servicios Corporativos Dos Limitada, including assigned workers who render services to Provida and the assets and liabilities necessary for such purposes. The price paid for the company rights was Ch$36.6 million and BBVA Servicios Corporativos Dos Limitada was dissolved and its assets, liabilities and workers were incorporated into Provida;

(ii)
The amendment of the services rendering contract dated December 31, 2009, subscribed with BBVA Servicios Corporativos Limitada, for the purpose of reducing the rendered services, maintaining exclusively those that will not be internalized and reducing the annual cost from UF241,109.0, to UF41,932.0 (equivalent to Ch$5,439.3 million and Ch$946.0 million, respectively).

November 2012

Provida Internacional, at the Extraordinary Shareholder’s meeting held on November 27, 2012, agreed to sell its entire stake in the Mexican society "Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.(AFORE Bancomer)”, equivalent to 7.5% of the share capital of such society, to AFORE XXI Banorte, SA de CV. The closing of such transaction occurred on January 9, 2013 with a net impact on results of Ch$32,734.2 million for the year 2013.

The rationale behind this transaction is the convenience for the Companys’s interest, both from the economic view due to the proceeds from the sale, as well as from the strategic view of Provida Internacional due to the fact that this investment had become a financial position with no liquidity, because it would have not had a controlling partner to manage the company.

January 2013

Provida Internacional, at the Extraordinary Shareholders held on January 23, 2013, approved the sale of all of its interests in Administradora de Fondos de Pensiones Horizonte S.A. (“AFP Horizonte”), a Peruvian company, amounting to 15.87% of the share capital, to a company of the BBVA Group.

As in the case of the transaction described above, the sale of the stake in this company is estimated as convenient for the Company’s interest, both from the economic view, with an estimated profit of approximately US$ 71 million without considering tax effects; as from the view for which Provida Internacional was constituted.

February 2013

In the Extraordinary meeting of AFP Provida held on February 1, 2013, it was informed about the Transaction Agreement between BBVA Group, ultimate parent of AFP Provida, and MetLife for the total stake that it holds in Provida, equivalent to approximately 64.3%. The closing of such operation is subject to obtaining the relevant regulatory approvals from the Superintendency of Pension in Chile, and it is expected to occur in the second half of 2013.

MetLife, Inc. is a leading global provider of insurance, annuities and employee benefit programs, serving 90 million customers. Through its subsidiaries and affiliates, MetLife holds leading market positions in the United States, Japan, Latin America, Asia, Europe and the Middle East. In Chile, it has been present more than 11 years through MetLife Chile Seguros de Vida S.A, a leading company in terms of life insurance.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During 2012, the Company recorded a profit of Ch$104,034.2 million, an increase of Ch$25,179.2 million or 31.9% as compared to the profit attained in 2011. This result was the outcome of a positive performance exhibited by the recurring business, adding the recovery of the mandatory investments return.

Gains on mandatory investments were higher by Ch$17,984.8 million as compared to the loss recorded in 2011. Gains achieved during the period were basically explained by the positive effect of falls experienced by local fixed income, and the increase recorded by foreign stock markets in both emerging and developed economies.

Likewise, the recurring business (defined as revenues minus operating expenses composed by employee expenses, miscellaneous other operating expenses and life and disability insurance) increased by Ch$9,040.1 million or 9.6% with respect to 2011, as the trend exhibited during all the year. This result was driven by the 9.3% growth of fee income –main component of revenues- accompanied by a lower growth of operating expenses (2.4%).

Regarding the non-operating components of results (different from the recurring business and mandatory investments), they were higher by Ch$5,948.7 million or 103.8% with respect to the year 2011. This result was due primarily to: i) higher profits from associates of Ch$3,522.3 million, both local (Ch$1,842.0 million) as well as foreign associates (Ch$1,680.3 million); ii) higher other non-operating revenues of Ch$1,851.7 million (increased gains stemming from a sale of real estate without operational use); and iii) higher financial income of Ch$ 1,363.3 million (cash invested in time deposits with higher interest rates).

It is important to point out that the higher accrued benefit of the investment in AFORE Bancomer in Mexico and AFP Horizonte in Peru includes profits of these associates only until November 2012, due to as a result of the analysis of selling the pension business in Latin America initiated by the BBVA Group, Provida Internacional began to consider sales alternatives and therefore, classified these investments as assets available for sale in its balances sheets at the end of November 2012, in accordance with IFRS, which led to stop recognizing the results from this associates.

Regarding income tax, followed up by the approval at the end of September 2012 of the reform that established as permanent the tax rate at 20% (initially effective until December 2011), the Company made in such month all the necessary adjustments in order to recognize such increase in the profit attained in 2012 (which it had been previously established at a temporary tax rate of 18.5%). The obligation for deferred taxes was also affected, mainly the unrealized gains from mandatory investments (which it had been provisioned at an effective tax rate of 17% as its long term characteristic, in a framework where the tax rate was going to return to the same level in the year 2013).

During 2012, earnings per share (each ADR represents fifteen shares) were Ch$314.0 as compared to Ch$238.0 obtained in 2011. As of December 31, 2012, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same date in 2011.

Revenues

In 2012, revenues were Ch$163,717.4 million, an increase of Ch$10,469.5 million or 6.8% as compared to the same period in 2011. This increase was mainly explained by higher fee income of Ch$13,055.5 million due to the growth of mandatory contributions. The above result was partially offset by lower other revenues of Ch$2,585.9 million, basically due to lower financial revenues stemming from the life and disability insurance premium, as well as lower fees received by AFP Genesis in Ecuador.

•
Fee income was Ch$153,414.7 million as of December 2012, an increase of Ch$13,055.5 million (9.3%) as compared to the same period in 2011. This positive result was driven by higher mandatory contributions, as the growth of salary base (8.8%), mainly due to the increase in the taxable income of contributors. Additionally, the period recorded mandatory fee income stemming from the regularization of residual and unprocessed contributions from previous periods made by the Social Pension Institute (IPS).

As a result of the growing trend of its fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 38% in terms of number of participants, 35% in terms of contributors and 28% in terms of salary base as of December 2012. The market share of total assets under management was 28% as of December 31, 2012. In figures, the average number of contributors was 1,796,516, the monthly average salary base was US$1,658.7 million and assets under management amounted to US$46,133.0 million during 2012.

•
Other revenues were Ch$10,302.8 million as of December 2012, lower by Ch$2,585.9 million (20.1%) with respect to 2011. This result was attributable to lower financial revenues of Ch$1,198.2 million (55.7%) stemming from the life and disability insurance. This result was boosted by lower cash flows, given the payment of casualties related to the insurance policy currently in a runoff stage, adding lower returns obtained in the period. Likewise, lower other revenues of Ch$1,387.7 million (12.9%) were recorded, basically due to lower revenues from operations attained by the associate Genesis in Ecuador.

Mandatory investments

In 2012, gains from mandatory investments were of Ch$14,515.3 million, an increase of Ch$17,984.8 million with respect to losses recorded in 2011. As of December 2012, the weighted average nominal return of pension funds was +7.27%, as compared to the negative return of
-1.44% recorded in 2011. The main contributions in 2012 were Fund Type C (44% of the gains) with a nominal return of +7.18% and Fund Type B (18% of the gains) with a nominal return of +7.54%.

The overall return of the period was basically triggered by the positive effect that the interest rates falls had in the local fixed income, as well as the increase experienced by international stock exchanges in both developed (MSCI World +13.6%: Japan +24.4%, USA +13.8%, Europe +8.8%) and emerging countries (MSCI Emerging +15.0%: Mexico +17.7%, China +16.0%, Russia +10.9%, Brazil +7.0%). Additionally, the local stock market recorded a positive result (+3.0% measured through IPSA index).

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$3,718.0 million in 2012, an increase of Ch$1,392.0 million (59.8%) as compared to the credit recorded in 2011.

During 2012, most of casualties have been paid, so there has been a permanent decline in the level of reserves for casualties, mainly given the settlement of casualties as the contract is in a run-off stage and neither new premiums nor new claims will be covered.

As a result of the monthly analysis regarding the reserve fluctuation, it was concluded that the expected speed to process casualty payments was faster than the one previously estimated, thus the fluctuation of long term discount rates had a lower effect over the value of reserves. Consequently, it was determined that the provision calculated by the model as of December 2011 should be reduced according to the development of the reserve amount. Such adjustment involved a reversal of Ch$4,046.7 million in provisions for casualties, higher by Ch$1,350.5 million as compared to the figure recorded in 2011.

Employee expenses

Employee expenses amounted to Ch$32,156.7 million in 2012, an increase of Ch$1,552.0 million or 5.1% with respect to 2011. This result was driven by higher expenses in wages and salaries of administrative and sales personnel, which were partially offset by lower short term benefits.

•
In 2012, wages and salaries of administrative personnel were Ch$18,380.8 million, increasing by Ch$1,094.3 million or 6.3% as compared to 2011. This result was basically attributable to higher expenses incurred in fixed compensation as the period had a greater staff due the transfer of 92 people from BBVA Servicios Corporativos towards Provida’s permanent personnel in September, 2012. Additionally, the period recorded higher variable-based compensation paid to chiefs and supervisors of sales, mainly related to awards of the commercial plan; a higher provision for accrued vacation for the greater staff, as well as lower use of vacations; plus higher amounts of legal contributions due to the increased compensation paid in the period. The above was partially offset by lower expenses in overtime (a greater control over them), and lower expenses in training specially referred to trips, accommodation and food.

In figures, the average administrative staff of Provida was 956 workers in 2012, increasing by 5.1% with respect the average staff in the same period in 2011 (909 administrative workers). By comparing the end of each period, the administrative staff increased by 11.1%, from 921 in December 2011 to 1,023 workers in December 2012.

•
Wages and salaries of sales personnel were Ch$10,299.0 million in 2012, an increase of Ch$1,091.5 million or 11.9% as compared to 2011. This increase was mainly driven by higher variable-based compensation, given higher commissions, awards and participations paid to sales agents; adding superior fixed compensation and higher benefit allowances, as a greater number of staff maintained in the period. Additionally, the period recorded a higher provision of cumulative vacations stemming from the lower use of them and the greater staff.

It is worth mentioning that this increase in the staff was due to the Company's commercial strategic plan, which aims to strengthen Provida’s leading position and address new market growth opportunities, with a trained sales force that achieves the best way to advise the most profitable customer segments and with potential savings.

In figures, the average number of sales employees was 535 workers in 2012, 23.5% increase with respect to the number maintained in 2011 (433 sales agents). With respect to the evolution at the end of each period, the sales force increased by 67.1% from 429 salespeople in December 2011 to 717 in December 2012. It is important to point out that since August 2012, approximately 250 sales agents were incorporated as the Company implemented a commercial plan mentioned previously.

•
Short-term benefits to employees were Ch$1,854.1 million in 2012, a decrease of Ch$645.7 million or 25.8% as compared to 2011. The lower provision made for staff bonuses was attributable to the fact that there was enough stock for the result achieved in the period, given the surplus of last year after the payments were made.

•
Indemnities paid in 2012 were Ch$1,622.8 million, in line with the previous period that recorded Ch$1,610.8 million. This figure was composed by indemnities paid to both, sales (Ch$460.0 million) and administrative personnel (Ch$1,162.8 million).

Depreciation and amortization expenses

The depreciation and amortization expenses totaled Ch$8,676.5 million in 2012, an increase of Ch$470.0 million or 5.7% with respect to 2011. This increase was basically caused by the higher amortization expenses recorded in the period.

•
The depreciation expense was Ch$2,434.9 million in 2012, an increase of Ch$82.1 million or 3.5% with respect to 2011. This increase was basically due to higher depreciation of real estate, given the amortization of restructuring tasks made in properties sold to BBVA Chile. The above was partially offset by lower depreciation of computer hardware and building for own use.

•
The amortization expense was Ch$6,241.6 million in 2012, an increase of Ch$387.9 million or 6.6% with respect to the same 2011. This increase was attributable to higher amortization costs in intangibles, associated to internal development enhancements made in the Unified Platform.

Impairment losses

Impairment losses were Ch$315.0 million in 2012, a negative deviation for the same amount, since 2011 did not record any amount for this concept. It should be mentioned that the Company implemented a policy aimed at assessing its principal fixed assets (real estate over Ch$40.0 million) every three years or earlier if there is any information of impairment.

During the period, impairment losses were recognized in eight real estates in June, September and October. Such properties are located in the cities of Santiago, Linares, Coyhaique, Iquique, La Serena, Vallenar and Rengo.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$31,934.1 million in 2012, an increase of Ch$1,269.4 million or 4.1% with respect to 2011. This result was attributable to the following:

•
Marketing expenses were Ch$1,884.2 million as of December 2012, an increase of Ch$100.0 million or 5.6% with respect to 2011. This increase was caused by higher marketing expenses recorded by AFP Genesis in Ecuador (Ch$119.4 million) during the last quarter of 2012, mainly related to advertising in response to a higher level of competiveness exhibited in the fund management business.

•
Data processing expenses were Ch$3,901.9 million in 2012, an increase of Ch$107.5 million or 2.8% with respect to 2011. This result was caused by higher host maintenance with related companies, as the period recorded higher expenses with the Regional Computer Center (CCR) in Mexico due to larger volumes of operations; as well as  and maintenance of other equipments and installations referred to help desk and commercial support services.The latter was partially offset by lower expenses in liaison services with branch offices, as fees and services provided by Movistar were reviewed, hence reducing the monthly expense applicable to all the year 2012.

•
Administration expenses amounted to Ch$22,934.5 million as of December 2012, an increase of Ch$795.5 million or 3.6% as compared to 2011. This increase was mainly attributable to the provision (Ch$1,400.0 million) made in December 2012 for operational write-offs, originated by reviews required by the Superintendency of Pensions.

The aforementioned was partially offset by lower expenses in advisories due to the amendment of the services rendering contract subscribed with BBVA Servicios Corporativos Limitada, starting in September 2012, which reduced the rendered services and maintained exclusively those that will not be internalized, thus the cost was reduced from UF241,109.0, to UF41,932.0 (equivalent to Ch$5,439.3 million and Ch$946.0 million, respectively). This lower cost was intended to offset the increased expenses in compensation of the administrative staff previously explained.

•
Other operating expenses amounted to Ch$3,213.5 million in 2012, higher by Ch$266.3 million or 9.0% with respect to 2011. The latter due to higher expenses in evaluation and qualification of disability, related to medical fees and clinical examinations for those casualties still pending belonging to the disability contract (currently in run-off); as well as claims of participants not covered by the current insurance system whose disability determinations must be financed by the AFPs according the regulation.

Financial income (expenses)

Financial income (expense) was Ch$2,916.1 million in 2012, an increase of Ch$1,363.3 million with respect to 2011, due to the higher liquidity levels for the Company’s obtained from such investments, which were invested in deposits with higher interest rates than those ones in 2011.

Share of the profit (loss) from equity accounted associates

In 2012, share of the profit (loss) from equity accounted associates was Ch$13,233.3 million, an increase of Ch$3,522.3 million or 36.3% with respect to 2011, as all the associates positively contributed, excepting the local associate DCV. At local level, the associates registered increased profits of Ch$1,842.0 million due to higher income from sales generated by Previred and mainly, superior fee income by AFC.

Regarding the foreign associates, after BBVA Group announced the analysis of selling the pension business in Latin America, Provida Internacional began to consider sales alternatives and therefore, classified these investments as assets available for sale in its balances sheets at the end of November 2012. Therefore, profits acknowledged accounted for an 11-month period, where AFP Horizonte in Peru contributed Ch$1,220.0 million and AFORE Bancomer in Mexico Ch$460.3 million, both due to higher gains from mandatory investments and increased fee income.

Company	Country	2012	2011	Change	%

		(Millions of Chilean pesos, except percentages)

DCV	Chile	71.6	83.0	(11.4)	-13.7%
AFC	Chile	2,686.6	1,298.7	1,387.9	106.9%
Previred	Chile	2,808.6	2,343.0	465.5	19.9%
Bancomer	México	4,262.7	3,802.4	460.3	12.1%
Horizonte	Perú	3,403.9	2,183.9	1,220.0	55.9%

TOTAL		13,233.3	9,711.0	3,522.3	36.3%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, holding 15.87% of the shares. As of December 2012, this associate accounted for a total of 1,422,065 participants and assets under management for US$8,830 million, figures equivalent to market shares of 27% and 24% respectively, situating it in first place in terms of participants and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. As of December 2012, AFORE Bancomer maintained participants portfolio of 4,471,605 and funds under management for US$22,088 million, representing market shares of 9% and 15%, respectively, situating it in fourth place in terms of participants and in second place in assets under management.

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), as well as other financial institutions that also participate.

Exchange differences

Exchange differences recorded losses for Ch$9.7 million as of December 2012, negative by Ch$131.7 million with respect to the gains recorded in 2011. This result was attributable to losses in exchange rate as the Chilean peso appreciated 7.6% against the dollar (v/s the depreciation of 10.9% in 2011) that negatively affected its net position in assets held in dollars. Additionally, the period recorded lower gains in UF fluctuation due to it grew 2.5% in its valuation, which was lower than the increase of 3.9% registered in 2011, effecting the net position of assets adjusted by UF.F.

Other non-operating revenues

Other non-operating revenues were Ch$4,901.2 million in 2012, an increase of Ch$1,851.7 million or 60.7% as compared to 2011. This result was attributable to the profit from the sale of real estate assets not used by the Company. In addition, the period recorded a positive net effect by the earthquake, due to reimbursements made by the insurer. The period also recorded reversal of provision from previous periods, mainly in labor litigation which were finally determined as favorable for the Company. It is worthnoting Provisions for labor suits are accounted for as other operating expenses, but the reversal of provisions corresponding to previous periods must be accounted for as revenues.

Other non-operating expenses

Other non-operating expenses were Ch$339.0 million in 2012, lower by Ch$37.1 million or 9.9% as compared to 2011. This result was driven by a provision for the uncollectibility of common charges and rentals from third parties made in 2011, which was partially offset by higher fines paid to Government institutions (Superintendency of Pensions).

Income tax expense

Income tax expense was Ch$25,506.0 million in 2012, higher by Ch$7,794.4 million or 44.0% with respect to 2011. The aforementioned caused by higher profits before taxes and the implementation of the new tax law, beginning in September 2012. As a consequence, the taxable profit for the year 2012 and thereafter will be affected by a higher tax rate, increasing from 18.5% to 20.0%. Additionally, the tax rate related to deferred taxes, increased from 17.0% to 20.0% due to gains from the mandatory investments are estimated to be taxable in the long term, when the pension funds are expected to decrease. The effect of the change in the tax rate amounted to Ch$6,720.9 million, affecting the current tax in Ch$1,576.6 million, as well as deferred tax in Ch$5,144.3 million.

As compensation, the Company acknowledged a deferred tax asset of Ch$1,464.7 million with the applicable credit in the taxes of the period in December 2012. Such amount was generated by the reclassification effect of the associates AFORE Bancomer in Mexico and AFP Horizonte in Peru, as assets available for sale in the balance sheet in November 2012, due to the difference between the taxable and financial values of such investments.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$407,702.0 million as of December 31, 2012, an increase of Ch$17,353.4 million or 4.4% with respect to December 31, 2011. This result was attributable to higher current assets (Ch$33,844.8 million), due to the liquidity generated by the recurring business and the classification of the foreign associates in Peru and Mexico as assets available for sale in November 2012, which was partially offset by lower non-current assets (Ch$16,491.4 million) given the lower balance in such foreign investments partly compensated by the increase in mandatory investments.

•
As of December 31, 2012, current assets were Ch$120,023.2 million, increasing by Ch$33,844.8 million or 39.3% with respect to December 31, 2011. This result was mainly attributable to assets available for sale of Ch$26,430.6 million, as the associates AFORE Bancomer in Mexico and AFP Horizonte in Peru were reclassified once Provida Internacional started to study sales alternatives. Additionally, the period recorded higher cash flows generated by the recurring business, generating a higher amount of liquid assets for Ch$6,165.3 million.

Additionally, the period recorded higher trade and other receivables for current taxes of Ch$2,924.8 million, due to higher monthly provisional payments.

•
Non-current assets amounted to Ch$287,678.8 million as of December 31, 2012, a decrease of Ch$16,491.4 million or 5.4% with respect to December 31, 2011. This variation was basically attributable to lower investments in equity accounted associates of Ch$18,634.8 million, basically referred to AFORE BAncomer in Mexico and AFP Horizonte in Peru. Additionally, the period recorded lower intangible assets of Ch$13,546.0 million due to the amortization of the customer list from the local acquisitions of AFPs (Protección, Unión y El Libertador), and the inferior goodwill from Provida Internacional, due to the reclassification of AFORE Bancomer in Mexico and AFP Horizonte in Peru previously mentioned.

The above was partially offset by higher mandatory investments of Ch$15,653.7 million given the normal contributions recorded by the growing contributor base and the positive return accumulated by pension funds in the period.

Liabilities

Total liabilities amounted to Ch$93,028.3 million as of December 31, 2012, an increase of Ch$7,460.2 million or 8.7% with respect to December 31, 2011. This result was attributable to higher non-current liabilities (Ch$6,076.3 million), mainly due to deferred tax liabilities, adding higher current liabilities (Ch$1,383.9 million) as a result of superior trade and other payables.

•
Current liabilities amounted to Ch$58,500.5 million as of December 31, 2012, a growth of Ch$1,383.9 million or 2.4% with respect to December 31, 2011. This variation was attributable to higher trade and other payables of Ch$3,418.9 million, basically associated with the minimum and interim dividend amount, as well as superior payable pensions. Additionally, the period recorded higher accounts payable for current taxes of Ch$2,136.1 million related to a superior amount due for first category tax.

The latter was partially offset by lower provisions of Ch$3,739.3 million, mainly related to provisions for unfavorable casualty rate related to the contract in run off stage. Additionally, the period recorded lower accounts payables to related parties of Ch$1,047.6 million, basically to BBVA Servicios Corporativos, as the contract was amended; and to Servicios de Administración Previsional (Previred) for the contract of collection and others.

•
Non-current liabilities amounted to Ch$34,527.7 million as of December 31, 2012, an increase of Ch$6,076.3 million or 21.4% with respect to December 31, 2011, as a result of higher liabilities for deferred taxes (Ch$6,145.3 million), basically related to gains from mandatory investments, explained by the maintenance of the tax rate at 20% for the year 2012 thereon, as compared to the reduction of 17% for the year 2013 previously determined.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$314,673.8 million as of December 31, 2012, increasing by Ch$9,893.2 million or 3.2% with respect to December 31, 2011. This result was the outcome of positive results achieved in the year 2012, which were partially offset by the distribution of dividends, both the final corresponding to the year 2011 in order to achieve 100% of the profit of such period, as well as interim dividend corresponding to the year 2012.

Exchange rate

As of December 31, 2012, the exchange rate was Ch$479.96 per dollar, while at the same date in 2011, it was Ch$519.20 per dollar. As of December 2012, the Chilean peso appreciated in 7.6% against the dollar, while at the same period in 20 11 the Chilean peso recorded a depreciation of 10.9% against the dollar.

COMPREHENSIVE INCOME STATEMENT

	2012	2011	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	163,717.4	153,247.9	10,469.5	6.8%
Gain on mandatory investments	14,515.3	(3,469.5)	17,984.8	518.4%
Life and disability insurance premium expense (less)	3,718.0	2,325.9	1,392.0	59.8%
Employee expenses (less)	(32,156.7)	(30,604.7)	(1,552.0)	5.1%
Depreciation and amortization (less)	(8,676.5)	(8,206.5)	(470.0)	5.7%
Impairment losses (less)	(315.0)	-	(315.0)
Miscellaneous other operating expenses (less)	(31,934.1)	(30,664.7)	(1,269.4)	4.1%
Finance costs (less)	(30.1)	(121.2)	91.1	-75.2%
Income (loss) from investments	2,916.1	1,552.8	1,363.3	87.8%
Share of the profit (loss) from equity accounted associates	13,233.3	9,711.0	3,522.3	36.3%
Exchange differences	(9.7)	122.0	(131.7)	-108.0%
Other non-operating income	4,901.2	3,049.5	1,851.7	60.7%
Other non-operating expenses (less)	(339.0)	(376.0)	37.1	-9.9%

PROFIT (LOSS) BEFORE TAX	129,540.2	96,566.6	32,973.6	34.1%

Income tax expense	(25,506.0)	(17,711.6)	(7,794.4)	44.0%
Profit (loss) after tax from continuing operations	104,034.2	78,854.9	25,179.2	31.9%

PROFIT (LOSS)	104,034.2	78,854.9	25,179.2	31.9%

STATEMENT OF FINANCIAL POSITION

	12-31-2012	12-31-2011	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	120,023.2	86,178.4	33,844.8	39.3%
Non-current assets	287,678.8	304,170.2	(16,491.4)	-5.4%

TOTAL ASSETS	407,702.0	390,348.6	17,353.4	4.4%

Current liabilities	58,500.5	57,116.6	1,383.9	2.4%
Non-current liabilities	34,527.7	28,451.5	6,076.3	21.4%

Shareholders' Equity	314,673.8	304,780.5	9,893.2	3.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	407,702.0	390,348.6	17,353.4	4.4%

CASH FLOW STATEMENT

	2012	2011	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	94,691.6	85,946.8	8,744.9	10.2%
Cash flow from (used in) operations	101,345.2	91,419.5	9,925.8	10.9%
Cash flow from (used in) other operating activities	(6,653.6)	(5,472.7)	(1,180.9)	21.6%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	2,187.5	(16,560.6)	18,748.0	-113.2%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(90,998.9)	(70,460.4)	(20,538.5)	29.1%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	5,880.2	(1,074.2)	6,954.4	-647.4%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER OF 2012

Profit

In the fourth quarter of 2012 (4Q12), the Company recorded a profit of Ch$28,789.5 million, an increase of Ch$6,728.8 million or 30.5% with respect to profit recorded in the fourth quarter in 2011 (4Q11).

This result was partly attributable to the positive result of the recurring business (defined as revenues minus operating expenses, which are composed by employee expenses, miscellaneous other operating expenses and life and disability insurance premium), higher by Ch$2,132.5 million or 9.9% with respect to 4Q11. The latter due to higher revenues (Ch$2,506.6 million), given the growth experienced by salary base recorded in the quarter that increased fee income (9.9%) at a greater extent than the growth observed in operating expenses (2.2%).

Additionally, the period recorded higher gains from mandatory investments of Ch$2,249.0 million due to the rise exhibited in foreign stock markets in both developed and emerging countries.

Regarding the non-operating components of results (different from recurring business and mandatory investments), they were higher by Ch$1,659.2 million or 92.7% as compared to 4Q11. This result was mainly attributable to: i) higher other non-operating revenues of Ch$1,422.7 million (given the sale of real estate not used by Provida), ii) higher financial income of Ch$264.9 million (cash from the recurring business invested in term deposits with higher interest rates) and iii) higher profits from associates of Ch$136.5 million (positive contributions made by local associates).

In relation to income taxes, the quarter recorded a lower expense of Ch$688.1 million primarily driven by the reclassification effect of the associates AFORE Bancomer in Mexico and AFP Horizonte in Peru, as assets available for sale in November 2012 in the balance sheet, generating a credit deferred tax due to the difference between the taxable and financial values of such investments.

During 4Q12, earnings per share (each ADR represents fifteen shares) were Ch$86.89 as compared to Ch$66.58 obtained in 4Q11.

Revenues

In 4Q12, revenues were Ch$41,222.3 million, an increase of Ch$2,506.6 million or 6.5% with respect to the same period in 2011. This result was basically driven by higher fee income of Ch$3,506.8 million in view of the growth observed in mandatory contributions, which was partially offset by lower other revenues of Ch$1,000.2 million, basically due to inferior revenues from the AFP Genesis in Ecuador.

•
Fee income was Ch$39,053.1 million in 4Q12, an increase of Ch$3,506.8 million (9.9%) with respect to the same quarter in 2011. This result was basically driven by higher mandatory contributions given the growth of salary base (10.1%), mainly related to the growth experienced in the contributors’ taxable income.

In keeping with the growing trend of the salary base of clients, Provida has maintained its leading position in the pension industry with an average market share of 37% in terms of number of participants, 34% in terms of contributors and 28% in terms of salary base. In figures, during 4Q12 the average number of contributors was 1,781,923 and the monthly average salary base was US$1,686.4 million.

•
Other revenues amounted to Ch$2,169.3 million in 4Q12, decreasing by Ch$1,000.2 million (31.6%) with respect to 4Q11. This result was basically the outcome of lower other revenues of Ch$1,016.7 million or 31.0% stemming from inferior revenues from operations attained by AFP Genesis in Ecuador.

Gains on mandatory investments

During 4Q12, mandatory investments recorded gains of Ch$5,950.7 million, positive by Ch$2,249.0 million with respect to 4Q11. The weighted average nominal return of pension funds was +2.82% in 4Q12, which is compared to the +1.92% recorded in 4Q11. The return attained in the quarter was positively affected by the rises exhibited by foreign stock markets in developed (MSCI World +2.1%: Japan +17.1% and Europe +2.4%) and in emerging countries (MSCI Emerging +5.3%: China +16.4%, Mexico +6.9%, Russia +3.9% and Brazil +2.8%). At a lesser extent, the rise of +1.7% (measured through IPSA index) recorded by the local stock market contributed to the aforementioned result.

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$757.9 million in 4Q12, positive by Ch$873.6 million with respect to the expense registered in 4Q11. This result was sustained by an adjustment made in provisions that led to a variation of Ch$886.8 million with respect to the expense made in the same quarter in 2011. Behind this evolution were lower payments of casualties, which were positively affected by a greater speed in payments and a lower real cost of such casualties.

Employee expenses

Employee expenses amounted to Ch$9,453.0 million in 4Q12, an increase of Ch$615.4 million or 7.0% with respect to 4Q11. This result was basically triggered by higher wages and salaries to administrative and sales personnel, but they were partially offset by lower short term benefits.

•
Wages and salaries of administrative personnel amounted to Ch$5,277.2 million in 4Q12, higher by Ch$625.2 million or 13.4% with respect to the figure recorded in the same quarter in 2011. This result was driven by superior fixed compensation and a higher provision for vacations, basically due to a greater staff maintained in the quarter, as 92 people were transferred from BBVA Servicios Corporativos to AFP Provida in September 2012. As a counterpart, the fees in paid for these services were reduced, as explains below under the administration expenses section.

Additionally, the period recorded higher variable-based compensation paid to chiefs and supervisors of sales mainly referred to awards as a commercial plan was implemented; and superior expenses incurred in training, specially corporate and technical. Likewise, AFP Genesis in Ecuador recorded lower expenses in wages and salaries to administrative personnel.

In figures, the average administrative staff was 1,021 workers in 4Q12, while in the 4Q11 it was 918, an increase of 11.3% (103 workers).

•
Wages and salaries of sales personnel amounted to Ch$2,838.2 million in 4Q12, an increase of Ch$667.0 million or 30.7% with respect to the same quarter in 2011. This variation was mainly explained by higher variable-based remuneration paid to sales agents referred to commissions, participations and awards. Additionally, the period recorded higher fixed compensation, legal contributions and benefits allowances; all these costs associated to a greater staff maintained in the quarter. It is important to note that since August 2012; approximately 250 sales agents have been incorporated due to the implementation of the strategic business plan aimed at improving the sales agents’ profiles in order to have a pension consultant instead of a sales agent.

In figures, the average number of sales agents was 628 workers in 4Q12, an increase of 51.2% with respect to the number maintained in 4Q11 (415 sales agents).

•	Short term benefits to employees amounted to Ch$483.1 million in 4Q12, a decrease of Ch$837.2 million or 63.4% with respect to 4Q11, given the lower provision for bonuses required in the quarter.

•
Indemnities were Ch$854.5 million in 4Q12, an increase of Ch$160.4 million or 23.1% regarding 4Q11. This result was basically the outcome of higher indemnities paid to the administrative personnel, basically to commercial chiefs.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$2,292.0 million in 4Q12, an increase of Ch$250.6 million or 12.3% with respect to 4Q11. This result was driven by both higher expenses incurred in depreciation and amortization during the quarter.

•
In 4Q12, the depreciation expenses were Ch$720.7 million, an increase of Ch$143.1 million or 24.8% with respect to 4Q11. This result was attributable to superior depreciation of real estate, given the amortization costs from restructuring works made in properties sold to BBVA Chile.

•
The amortization expenses in 4Q12 were Ch$1,571.3 million, an increase of Ch$107.4 million or 7.3% with respect to the same quarter in 2011, attributable to higher amortization of intangibles associated with developments of the Unified Platform.

Impairment losses

Impairment losses were Ch$104.6 million in 4Q12, a negative deviation for the same amount since 4Q11 did not record any amount for this concept. It should be noted that the Company implemented an assessment policy of its main assets (real estate over Ch$40.0 million) every three years or earlier, if there’s any evidence of impairment.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$8,933.5 million in 4Q12, an increase of Ch$632.3 million or 7.6% with respect to 4Q11. This result was driven by higher administration expenses, which were partially offset by lower data processing costs.

•
Marketing expenses were Ch$789.9 million in 4Q12, higher by Ch$17.9 million or 2.3% with respect to same quarter in 2011. This result was attributable to higher marketing expenses from AFP Genesis in Ecuador, basically related to advertising as a higher level of competiveness was exhibited in the Ecuadorian business of fund management.

•
Data processing expenses were Ch$928.2 million in 4Q12, a decrease of Ch$298.7 million or 24.3% with respect to 4Q11. This positive result was basically driven by lower costs in host maintenance and facilities as per the higher basis of comparison, since in 4Q11 higher costs related to development of minor projects regarding enhancements of systems and normative topics were recorded. Also, the period recorded lower expenses in liaison with branch offices, since in 4Q12 a review of services and fees was made with the supplier (Movistar), which led to reduce the monthly cost applicable to all the year 2012.

•
Administration expenses amounted to Ch$6,417.9 million in 4Q12, an increase of Ch$910.5 million or 16.5% with respect to the same quarter in 2011. This result was basically explained by higher write-offs, as a provision was made in December 2012, stemming from reviews requested by the Superintendency of Pensions.

The above was partially offset by lower expenses in advisories given the amendment made in BBVA Servicios Corporativos Contract in September 2012, maintaining exclusively those services that were not going to be internalized and reducing the annual cost from UF241,109.0, to UF41,932.0 (equivalent to Ch$5,439.3 million and Ch$946.0 million, respectively).

•
Other operating expenses were Ch$797.5 million in 4Q12, an increase of Ch$2.6 million or 0.3% with respect to the same period in 2011. This result was explained by superior costs incurred in per diem paid to the Board of Directors, given the payment of fees for extraordinary meetings held by the Committee of Directors.

Financial income (expenses)

Financial income (expenses) for 4Q12 amounted to Ch$688.6 million, higher by Ch$264.9 million (62.5%) as compared to the same quarter in 2011, due to higher cash flows generated by the Company and superior returns obtained by such investments.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$3,133.6 million in 4Q12, higher by Ch$136.5 million or 4.6% with respect to 4Q11. This result was generated by the positive contribution of local associates of Ch$446.2 million in the aggregate, mainly due to superior fee income generated by AFC (Ch$422.4 million).

This result was partially offset by lower profits attained by foreign associates of Ch$281.6 million in the aggregate, due to the fact that Provida Internacional started to consider alternatives of sale, after the announcement made by BBVA Group to analyze the sale of its pension business in Latin America, classifying such investments as available for sale in its balance sheets in November 2012. Therefore, 4Q12 recoded profits of only a two-month period.

Company	Country	4Q12	4Q11	Change	%

		(Millions of Chilean pesos, except percentages)

DCV	Chile	(10.1)	18.0	(28.1)	-155.9%
AFC	Chile	763.8	341.4	422.4	123.8%
Previred	Chile	734.2	710.4	23.7	3.3%
Bancomer	Mexico	905.0	956.9	(51.9)	-5.4%
Horizonte	Peru	740.7	970.4	(229.7)	-23.7%

TOTAL		3,133.6	2,997.0	136.5	4.6%

Exchange differences

The exchange differences amounted to Ch$70.7 million in 4Q12, higher by Ch$47.0 million (199.1%) with respect to the gains recorded in 4Q11. This variation was mainly driven by the effect on exchange rate given the depreciation of 1.3% in Chilean peso against the Dollar (v/s the appreciation of 0.5% recorded in 4Q11) that positively affected the net position in assets held in dollars.

Other non-operating revenues

Other non-operating revenues were Ch$2,017.9 million in 4Q12, an increase of Ch$1,422.7 million or 239.0% with respect to the same quarter in 2011. This result was basically explained by the sale of assets in October and December 2012, referred to real estate that was not being used by Provida.

Other non-operating expenses

Other non-operating expenses were Ch$58.8 million in the 4Q12, lower by Ch$110.1 million or 65.2% with respect to the same quarter in 2011. This result was attributable to the fact that in the month of December 2011 a provision for uncollectibility of common charges and rentals from third parties was recorded.

Income tax expense

The income tax expense amounted to Ch$4,204.2 million in 4Q12, lower by Ch$688.1 million or 14.1% with respect to 4Q11. Although a greater profit before taxes was recorded which led to have a greater expense in taxes, this was offset by the acknowledgment of a deferred tax asset of Ch$1,464.7 million, with the corresponding credit in the taxes of the period. The latter stemmed from by the effect of classifying the investments AFORE Bancomer in Mexico and AFP Horizonte in Peru, as assets available for sale in the balance sheet in November 2012, due to the difference between the taxable and financial values of such investments.

Exchange rate

In 4Q12, a depreciation of 1.3% of Chilean peso against the Dollar was recorded, while in 4Q11 an appreciation of 0.5% of Chilean peso against the dollar was registered.

COMPREHENSIVE INCOME STATEMENT

	4Q12	4Q11	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	41,222.3	38,715.7	2,506.6	6.5%
Gain on mandatory investments	5,950.7	3,701.7	2,249.0	60.8%
Life and disability insurance premium expense (less)	757.9	(115.7)	873.6	755.2%
Employee expenses (less)	(9,453.0)	(8,837.7)	(615.4)	7.0%
Depreciation and amortization (less)	(2,292.0)	(2,041.4)	(250.6)	12.3%
Impairment losses (less)	(104.6)	-	(104.6)
Miscellaneous other operating expenses (less)	(8,933.5)	(8,301.2)	(632.3)	7.6%
Finance costs (less)	(6.1)	(39.3)	33.2	-84.4%
Income (loss) from investments	688.6	423.7	264.9	62.5%
Share of the profit (loss) from equity accounted associates	3,133.6	2,997.0	136.5	4.6%
Exchange differences	70.7	23.6	47.0	199.1%
Other non-operating income	2,017.9	595.2	1,422.7	239.0%
Other non-operating expenses (less)	(58.8)	(168.9)	110.1	-65.2%

PROFIT (LOSS) BEFORE TAX	32,993.6	26,952.9	6,040.7	22.4%

Income tax expense	(4,204.2)	(4,892.2)	688.1	-14.1%
Profit (loss) after tax from continuing operations	28,789.5	22,060.7	6,728.8	30.5%

PROFIT (LOSS)	28,789.5	22,060.7	6,728.8	30.5%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	March 1, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	March 1, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.